Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aries II Acquisition Corporation (the “Company”) on Form S-1 of our report dated October 7, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aries II Acquisition Corporation as of July 16, 2021 and for the period from June 24, 2021 (inception) through July 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus

/s/ Marcum llp

Marcum llp

New York, NY

December 30, 2021